VESTA INTERNATIONAL, CORP.

56-26 Chongshan Middle Rd, 1-5-1, Huanggu

Shenyang, Liaoning, China, 110031

December 9, 2013

Ms.  Asia Timmons-Pierce,

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vesta International, Corp.

      Amendment # 2 to

      Registration Statement on Form S-1

      Filed September 25, 2013

      File No. 333-190656

Dear Mr. Ingram,

We received your letter dated October 8, 2013 which included a comment regarding our Amendment No2 to Registration Statement on Form S-1 filed on September 25, 2013. In response to the letter we filed Amendment No. 3 to Registration Statement on Form S-1 with the changes to the Company’s Amendment No.2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 25, 2013:

General

1. We note your response to comment one in our letter dated September 19, 2013. While you state that you are not a blank check company because you have a specific business plan, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. For example, even though you have a supply agreement with Tangshan Monopy Ceramic, there are no minimum purchase requirements under this supply agreement or outstanding orders to purchase products supplied under this contract. In addition, you provide generic pricing information for the various sanitary products you intend to distribute; however, there is no baseline disclosure of how you are pricing these products in light of your cost basis and what the market demand for these products currently is. These facts and the company’s activities to date provide no assurances that Vesta International, Corp. will be able to implement the business plan and survive in the short or long term. Under these facts and circumstances, we reissue comment one in our September 19, 2013 letter and ask that you revise the registration statement to comply with Rule 419. To the extent that you take specific additional steps to advance your proposed business that removes the speculative nature of an investment and uncertainty associated with your ability to survive in the short or long term, we will reconsider your disclosure in an amendment to the registration statement. In addition, your disclosure should state that no proceeds raised in the offering will be used towards any business combination commonly undertaken by a blank check company.

Response: We are not a blank check corporation. Even though there are no minimum purchase requirements under supply agreement with Tangshan Monopy Ceramic or outstanding orders to purchase products supplied under this contract, we still have a right to buy products from the supplier at discounted prices. The prices for our products are based on Tangshan Monopy Ceramic’ Price List, and prices can be changed subject to currency rate fluctuation. We do not believe that our proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. From inception, the Registrant’s management has devoted a significant amount of time to develop its business plan. In furtherance of our planned business, on November 12, 2013 we have executed a Contract with San-Svit, Ltd., a sanitary ware distributor in Ukrainian, which agreed to by our products, and continue searching for new potential customers. In addition, we revised our disclosure to state on the prospectus cover page that no proceeds raised in the offering will be used towards any business combination commonly undertaken by a blank check company.

Prospectus Summary

2. We note your revised disclosures in response to comments three and 19 in our letter dated September 19, 2013. Since the resale of restricted shell company shares by your stockholders who would be deemed underwriters would not fit within the exemption set forth in Section 4(1) of the Securities Act, please revise your disclosure to simply state that Rule 144 would not be available for the resale of restricted securities by your stockholders until you have complied with the requirements of Rule 144(i). Please address this comment also under “Future sales by existing stockholders” discussion on page 28.

Response: We revised our disclosure to state that Rule 144 would not be available for the resale of restricted securities by our stockholders until we have complied with the requirements of Rule 144(i).

Because we will export our products from China, a disruption in the delivery of exported products may have a greater effect on us…, page 9

3. We note your revised disclosure in response to comment six in our letter dated September 19, 2013. In an appropriate section of the filing, please include a list of the states comprising the “Commonwealth of Independent States.” In addition, please identify the Eastern European countries where you plan to distribute your products.

Response: We revise to include a list of the states comprising the “Commonwealth of Independent States” and to identify the Eastern European countries where we plan to distribute our products.

Plan of Operation, page 18

Marketing, page 19

4. We note your revised disclosure in response to comment nine in our letter dated September 19, 2013; however, statements in your disclosure such as you will develop your client base by focusing your marketing efforts “on larger home restoration chain stores and distributors of sanitary ware” are quite broad and ambiguous. Given the markets where you first intend to roll out your products, supplement your disclosures by providing examples of how these markets operate, as well as examples of “larger home restoration chain stores.”

Response: We revised this section to disclose that we will develop our client base by focusing our marketing efforts on sanitary ware distributors and the distributors will markets and sell the products to its retail clients.

Description of Business, page 22

Sales and Marketing Strategy, page 22

5. We note your revised disclosures in response to comment 11 in our letter dated September 19, 2013. Please expand your disclosure to include a basis for your statement that demand for your “ceramic sanitary ware in [Commonwealth of Independent States and Eastern Europe] is high because domestic production does not cover all the needs of the market.”

Response: We revise to delete our statement that demand for our ceramic sanitary ware in Commonwealth of Independent States and Eastern Europe is high because domestic production does not cover all the needs of the market.

6. Refer to comment 12 in our letter dated September 19, 2013. We note your disclosure of what you anticipate your gross profit for your products will be. Since you intend to sell to your customers at wholesale prices, please disclose the range of discounted prices you will purchase your products from the manufacturer, to demonstrate how you are calculating the 10%-20% profit margin.

Response: We revise to disclose the range of discounted prices we will purchase our products from the manufacturer.

Exhibit 10.3 Form of subscription agreement

7. Please revise the preamble paragraph of the form of subscription agreement to identify that the shares are being offered at a fixed price rather than “for a purchase price of $__, or $0.01 per share.” [emphasis added]. Please refile the revised agreement as an exhibit with the next amendment.

Response: We refiled the revised form of subscription agreement.

Please direct any further comments or questions you may have to the company’s email at vesta.int.corp@gmail.com

Thank you.

Sincerely,

/S/ Yan Wang

Yan Wang, President